Höganäs

RECEIVED

2009 NOV -6 A 10:52

OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 23, 2009

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

09047274

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

**Re.: Rule 12g3-2(b)**
**File No. 82-3754**

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,

HÖGANÄS AB (publ)

Christel Hübinette

Encl. Interim Report January – September 2009

dlw 11/9

**Postal address:** Höganäs AB (publ.) | SE-263 83 Höganäs | Sweden
VAT No. SE-556005-0121 | Reg.Office: Höganäs | Tel +46 42 33 80 00 | Fax +46 42 33 80 80 | www.hoganas.com

Höganäs

# INTERIM REPORT

**1 January – 30 September 2009**

## Third quarter 2009 (compared to corresponding period of previous year)

- Net sales were MSEK 1,193 (1,575) in the quarter, down 24% year on year. Sales volumes were 17% lower. Demand conditions improved on all markets in the third quarter.
- Operating income was MSEK 142 (131) and income after tax was MSEK 102 (83). The positive effects of cost-cutting and price increases offset the negative profit effects of lower sales volumes.
- Earnings per share for the quarter were SEK 2.94 (2.38).
- Cash flow from operating activities was MSEK 287 (179), which is stronger than last year, mainly due to the measures taken to reduce working capital.
- In the quarter, the net debt/equity ratio multiple reduced to 0.50 from 0.66.

## 1 January – 30 September 2009 (compared to corresponding period of previous year)

- Net sales were MSEK 3,207 (4,750) in the period, down 32% year on year. Sales volumes were down 34%.
- Operating income was MSEK 85 (559) and income after tax was MSEK 49 (398). The profit deterioration was mainly caused by lower sales volumes, especially during the first half-year this year.
- Earnings per share for the period were SEK 1.41 (11.44).
- Cash flow from operating activities was MSEK 726 (510).
- The outlook for a progressive improvement of demand is unchanged compared to the second quarter. The market remains weak in most countries, but demand conditions have improved through the year.

## CEO's comments — third quarter: continued recovery, positive earnings performance and strong cash flow

The market continued to improve in the third quarter, with September proving somewhat stronger than expected. However, the underlying demand situation remains uncertain. Accordingly, the group has maintained a sharp focus on costs and cash flow. Meanwhile, we are making major initiatives in research and development, and are pleased by the growing customer interest in our patented "lean alloy" products (with low alloy metal content), as the pricing of alloy metals rose in the quarter.

## Income highlights

| MSEK | Third quarter 2009 | Third quarter 2008 | | Accumulated 2009 | Accumulated 2008 | | Last 12 months | Full year 2008 |
|---|---|---|---|---|---|---|---|---|
| Net sales | 1 193 | 1 575 | -24% | 3 207 | 4 750 | -32% | 4 560 | 6 103 |
| Operating income | 142 | 131 | 8% | 85 | 559 | -85% | 53 | 527 |
| *Operating margin, %* | *11,9* | *8,3* | | *2,7* | *11,8* | | *1,2* | *8,6* |
| Earnings before tax | 135 | 112 | 21% | 65 | 530 | -88% | 18 | 483 |
| Tax | -33 | -29 | | -16 | -132 | | 27 | -89 |
| **Net income** | **102** | **83** | **23%** | **49** | **398** | **-88%** | **45** | **394** |
| Earnings per share before dilution, SEK | 2,94 | 2,38 | | 1,41 | 11,44 | | 1,28 | 11,31 |
| Earnings per share after dilution, SEK | 2,94 | 2,38 | | 1,41 | 11,44 | | 1,28 | 11,31 |
| *Return on capital employed, % (12 months)* | - | - | | - | - | | *1,3* | *12,8* |

## Business areas

| Net sales, MSEK | Third quarter 2009 | Third quarter 2008 | Accumulated 2009 | Accumulated 2008 | Last 12 months | Full year 2008 |
|---|---|---|---|---|---|---|
| Components | 878 | 1 241 | 2 264 | 3 610 | 3 119 | 4 465 |
| Consumables | 315 | 334 | 943 | 1 140 | 1 441 | 1 638 |
| **Total** | **1 193** | **1 575** | **3 207** | **4 750** | **4 560** | **6 103** |

| Operating income, MSEK | Third quarter 2009 | Third quarter 2008 | Accumulated 2009 | Accumulated 2008 | Last 12 months | Full year 2008 |
|---|---|---|---|---|---|---|
| Components | 108 | 84 | 13 | 366 | -1 | 352 |
| Consumables | 34 | 47 | 32 | 160 | 9 | 137 |
| Group items[1] | 0 | 0 | 40 | 33 | 45 | 38 |
| **Total** | **142** | **131** | **85** | **559** | **53** | **527** |

| Operating margin, % | Third quarter 2009 | Third quarter 2008 | Accumulated 2009 | Accumulated 2008 | Last 12 months | Full year 2008 |
|---|---|---|---|---|---|---|
| Components | 12,3 | 6,8 | 0,6 | 10,1 | *neg* | 7,9 |
| Consumables | 10,8 | 14,1 | 3,4 | 14,0 | 0,6 | 8,4 |
| **Total** | **11,9** | **8,3** | **2,7** | **11,8** | **1,2** | **8,6** |

[1] Previously, the income effect of currency hedges was reported as Other/group-wide items and separated from the segment's operating income. From 2009 onwards, we have chosen to report everything in our operations by segment, apart from the sale of $CO_2$ rights, which will also continue to be reported as Other/group-wide items. Comparative figures for the previous year have been re-stated correspondingly.

## Sales by geographical region

| Net sales, MSEK | Third quarter 2009 | Third quarter 2008 | Accumulated 2009 | Accumulated 2008 | Last 12 months | Full year 2008 |
|---|---|---|---|---|---|---|
| Europe | 392 | 600 | 1 081 | 1 948 | 1 529 | 2 396 |
| America | 358 | 454 | 968 | 1 293 | 1 403 | 1 728 |
| Asia | 443 | 521 | 1 158 | 1 509 | 1 628 | 1 979 |
| **Total** | **1 193** | **1 575** | **3 207** | **4 750** | **4 560** | **6 103** |

### Höganäs in brief

Höganäs AB is the world's leading producer of iron and metal powders. Building on its clear vision of the possibilities of powder to improve efficiency, the consumption of resources and environmental impact across a raft of segments, the company has developed in-depth application skills.

Thus Höganäs can help create the automotive components, white goods, water and exhaust treatment products of the future in collaboration with its customers. Founded in 1797, the company had sales of MSEK 6,103 in 2008, and is quoted on NASDAQ OMX Stockholm's Mid Cap List.

For more information, visit our website: www.hoganas.com.

# Group progress

## NET SALES AND VOLUME

### Net sales and volume by quarter


MSEK
Ton
1 800
1 500
1 200
900
600
300
0
120 000
100 000
80 000
60 000
40 000
20 000
0
04/Q4 05/Q2 05/Q4 06/Q2 06/Q4 07/Q2 07/Q4 08/Q2 08/Q4 09/Q2
Volume
Net Sales

### Volumes


R12 Ton
Ton
500 000
450 000
400 000
350 000
300 000
250 000
200 000
150 000
100 000
50 000
0
120 000
100 000
80 000
60 000
40 000
20 000
0
04/Q4 05/Q2 05/Q4 06/Q2 06/Q4 07/Q2 07/Q4 08/Q2 08/Q4 09/Q2
Volym
Volym, rullande 12 mån

### Metal prices


USD/ton
USD/ton
45 000
40 000
35 000
30 000
25 000
20 000
15 000
10 000
5 000
0
900
800
700
600
500
400
300
200
100
0
06/Q1 06/Q3 07/Q1 07/Q3 08/Q1 08/Q3 09/Q1 09/Q3
Nickel
Steel scrap

### Exchange rates


SEK
SEK
12
10
8
6
4
2
0
04/Q4 05/Q2 05/Q4 06/Q2 06/Q4 07/Q2 07/Q4 08/Q2 08/Q4 09/Q2
USD/SEK
EUR/SEK
100 JPY/SEK

### Third quarter 2009

Net sales were MSEK 1,193 (1,575), down 24% year on year, mainly due to lower sales volumes. Net sales experienced a positive influence from currency effects, + 19%, and the price increases, over and above changes in metal price surcharges, implemented early in the year. The effect of changes in metal prices remained negative. Falling market prices of the most significant metals in 2008 implied that metal price surcharges were significantly lower in the third quarter 2009 than the corresponding period of 2008.

Sales volumes were down 17% on the third quarter 2008. Volumes were lower than last year in most countries, but higher in China and India. Overall, there were marked volume gains on all markets in the third quarter of 2009 compared to the second quarter. The quarter concluded relatively strongly. After long production stoppages in the North American automotive industry in the summer, higher activity levels among suppliers were noted in August and September. Moreover, Höganäs' sales benefited from an extended, planned production stoppage by one of its competitors in North America. Höganäs judges that stimulus packages to promote domestic demand were decisive to the volume gains in all regions.

### The period January - September 2009

Net sales were MSEK 3,207 (4,750), down 32% on 2008 due to lower sales volumes. Net sales experienced a positive effect due to depreciation of the Swedish krona, +22%, and price increases. However, the effect of metal price changes was negative. Excluding the operation acquired from Kobelco, net sales reduced by 34%.

The rapid demand slowdown across the automotive industry and other important customer segments for Höganäs in late-2008 resulted in abnormally high inventory levels right through the value chain around year-end. In combination with an accentuated focus on cash flow, this resulted in most customers worldwide downscaling production rates in early 2009 to reduce inventory levels. Accordingly, the demand for Höganäs' products was very weak in the first quarter. Stimulus measures like scrapping premiums were introduced progressively across a number of European countries, and in the US in August. Tax easings and discounting on durable goods were offered in Asia and South America. Overall, these measures created an increase of consumption and demand from the end of the first quarter.

## INCOME AND RETURNS

### Gross profit by quarter



MSEK
SEK/ton
04/Q4 05/Q2 05/Q4 06/Q2 06/Q4 07/Q2 07/Q4 08/Q2 08/Q4 09/Q2
Gross profit, MSEK
Gross profit per tonne, SEK


### Gross profit per ton



SEK/ton
04/Q4 05/Q2 05/Q4 06/Q2 06/Q4 07/Q2 07/Q4 08/Q2 08/Q4 09/Q2
Gross profit, SEK/tonne rolling 12 months
Gross profit per tonne, SEK


### Operating income by quarter



MSEK
MSEK
Operating profit
Operating profit, rolling 12 months


### Third quarter 2009

Gross profit was MSEK 300 (250). Together, price increases, savings measures and more favourable exchange rates than in 2008 more than offset the profit losses due to reduced sales volumes. Moreover, increased production volumes led to better cost absorption than in the first half-year. The shortfall from lower sales volumes was some MSEK 105. The margin expansion is also clearly apparent in the 'gross profit per ton' figure. The deficit from metal hedges posted to income was MSEK -22 in the quarter, due to rising metal prices. In the third quarter 2008, falling nickel and copper prices resulted in positive hedging earnings of MSEK 10.

Overall, other operating income and operating expenses were MSEK -18 (23), which includes an earnings effect from currency forward contracts of MSEK 2 (-2) and exchange rate differences of MSEK -23 (25). Appreciation of the Swedish krona in the third quarter 2009 caused a surplus on forward contracts intended to hedge foreign currency asset and liability positions. A lower valuation of these positions caused negative exchange rate differences. Simultaneously, the forward contracts intended to hedge payment flows continued to generate a deficit due to long euro contracts (from 2005). Appreciation of the Swedish krona in the third quarter meant that the deficit was lower than in the first and second quarters 2009, however.

Operating income was MSEK 142 (131). Operating margin for the third quarter was 11.9% (8.3), a sharp improvement on the first half-year due to improved cost absorption.

Income before tax was MSEK 135 (112). Income after tax was MSEK 102 (83).

### The period January - September 2009

Gross profit was MSEK 578 (916). The negative change was caused by reduced sales volumes, mainly in the first half-year. This resulted in a significant shortfall of some MSEK 675. The low rate of inventory turnover also meant that relatively high metal costs were charged to income in the first half-year. Price increases implemented in the first quarter this year and cost savings implemented offset this to some extent. Gross profit was positively affected by more favourable exchange rates than in 2008. Nickel and copper prices have risen in 2009, especially in the third quarter, whereas they fell heavily in 2008. This resulted in a difference in metal hedging earnings posted to income of MSEK -37 in the period.

Other operating income and operating expenses were MSEK -61 (67), which includes sales of $CO_2$ emission rights of MSEK 40 (33), an earnings effect from currency forwards contracts of MSEK -92 (21) and exchange rate differences of MSEK -14 (10). The periodical

depreciation of the Swedish krona in the first quarter gave rise to positive exchange rate differences, while some appreciation in the second and third quarters caused negative exchange rate differences.

The total currency effect, i.e. on gross profit and other operating items, is estimated to have improved the income by MSEK 50, compared to the previous year.

Operating income was MSEK 85 (559). Operating margin for the period was 2.7% (11.8). The weak absorption of fixed costs put pressure on operating margins.

Income before tax was MSEK 65 (530). Income after tax was MSEK 49 (398).

## Returns


30%
25%
20%
15%
10%
5%
0%
04/Q4
05/Q2
05/Q4
06/Q2
06/Q4
07/Q2
07/Q4
08/Q2
08/Q4
09/Q2
Return on capital employed
Target return on capital employed

## Return on capital employed

Return on capital employed for the past 12 months was 1.3% (17.2). Returns for the past quarter isolated were higher than in the corresponding quarter of 2008 due to better income and lower capital tied-up. This means that the 12-month trend is now upward, despite the sharp depreciation of the Swedish krona over the past 12 months also resulting in a marked upward revaluation of capital employed.

## COMPONENTS

*The Components business area, which represents some 70% of consolidated sales, covers all powder that is refined into components. Höganäs delivers high-grade metal powder that is refined into components in finished, or semi-finished, form by component producers. In turn, they deliver their components through product or system producers, or directly to OEMs (Original Equipment Manufacturers).*

| MSEK | Third quarter 2009 | Third quarter 2008 | Accumulated 2009 | Accumulated 2008 | Last 12 months | Full year 2008 |
|---|---|---|---|---|---|---|
| Net sales | 878 | 1 241 | 2 264 | 3 610 | 3 119 | 4 465 |
| Operating income | 108 | 84 | 13 | 366 | -1 | 352 |
| *Operating margin, %* | *12,3* | *6,8* | *0,6* | *10,1* | *neg* | *7,9* |
| Assets | 3 635 | 4 259 | 3 635 | 4 259 | 3 635 | 3 818 |
| Liabilities | 561 | 911 | 561 | 911 | 561 | 635 |
| Investments | 33 | 81 | 136 | 198 | 187 | 249 |
| Depreciations | 58 | 48 | 164 | 150 | 203 | 189 |

### Sales

Net sales in the nine-month period were MSEK 2,264 (3,610), down 37% on the corresponding period of the previous year.

Price increases and currency effects exerted a positive effect on net sales, while sales volumes reduced by 37%. Excluding the acquisition from Kobelco in North America, the reduction was 40%.

Sales volumes were very weak in the first quarter, but rose gradually in the second and third quarters across all regions. High inventory levels through the value chain worldwide at the beginning of the year resulted in very low sales in the January-February period. Customers shifted their focus to cash flow, lower inventory levels and cost-cutting by shortening working-hours and temporary plant closures. The demand situation has gradually improved since March.

In Asia, Höganäs' sales volumes grew strongly in all countries in the second quarter 2009 compared to the first. A sustained strong rally continued in Japan, Taiwan and Southeast Asia in the third quarter, i.e. those countries where the volume downturn was sharpest in the first quarter. In China, volumes had already recovered to around the same levels in 2008 in the second quarter 2009. In Japan, Taiwan and Southeast Asia, customers' production rates also increased sharply in the third quarter, although were still down heavily year on year. The export market improved substantially in the third quarter. China's stimulus package generated a substantial upturn in domestic demand.

In South America, third-quarter sales volumes were just above the corresponding period of 2008 thanks to high domestic demand due to temporary tax easings and discounting. In the first half-year, the North American market was restrained by uncertainty associated with the future of the major car makers. After long production stoppages at Chrysler and GM during the summer, increased activity was again apparent. Sales volumes were also favoured in the third quarter by an extended planned production stoppage by one of Höganäs' competitors in North America.

In Europe, a sales volume increase was apparent from May. Höganäs judges that inventory levels through the value chain had then fallen to more reasonable levels than previously, not least due to the introduction of scrapping premiums for cars across several countries.

### Income

Operating income for the nine-month period was MSEK 13 (366) and operating margin was 0.6% (10.1).

Lower sales volumes caused a very sizeable shortfall and very weak absorption of fixed costs in the first half-year. Overall, this exerted severe pressure on operating margins. In the third quarter, the combination of higher sales volumes and positive effects of previously implemented price increases (over and above changes in metal prices), coupled with cost savings, produced sharp income gains. Thus operating margins rose to 12.3% (6.8).

## CONSUMABLES

*The Consumables business area, which represents some 30% of consolidated sales, covers those powders used in processes like brazing, welding and surface coatings, and in the chemical and metallurgical process industries. Höganäs' customers include producers of welding materials, users of brazing and surface coating technologies and producers of food and animal feed.*

| MSEK | Third quarter 2009 | 2008 | Accumulated 2009 | 2008 | Last 12 months | Full year 2008 |
|---|---|---|---|---|---|---|
| Net sales | 315 | 334 | 943 | 1 140 | 1 441 | 1 638 |
| Operating income | 34 | 47 | 32 | 160 | 9 | 137 |
| *Operating margin, %* | *10,8* | *14,1* | *3,4* | *14,0* | *0,6* | *8,4* |
| Assets | 1 255 | 1 346 | 1 255 | 1 346 | 1 255 | 1 620 |
| Liabilities | 259 | 310 | 259 | 310 | 259 | 372 |
| Investments | 12 | 48 | 52 | 96 | 85 | 129 |
| Depreciations | 18 | 17 | 55 | 45 | 81 | 71 |

### Sales

Net sales in the nine-month period were MSEK 943 (1,140), down 17% on the corresponding period of 2008.

Price increases and currency effects had a positive sales effect, while a 24% volume reduction and lower pricing on alloy metals had a negative effect.

Sales volumes remained positive in Asia in the third quarter due to stable market progress for welding powder, oxygen absorbing products, carrier cores (for printer toners) and hot bags.

In Europe, no significant change in sales volumes was evident in quarterly terms. All segments apart from welding powder had a very negative influence from the weak manufacturing cycle.

Continuous improvement was apparent in South America in the second and third quarters, although activity levels remained very low for customers with export-driven sales. In North America, volumes were somewhat weaker in the second quarter than the first due to lower sales in segments exposed to the automotive industry, such as powder for friction products and surface coatings. But a clear improvement was apparent in the third quarter when volumes rose on 2008.

### Income

Operating income in the nine-month period was MSEK 32 (160) and the operating margin was 3.4% (14.0). Within Consumables too, the effect of lower volumes was the main explanation for the income downturn.

Income from metal hedges was down year on year. Due to raw material price increases on nickel and copper in the second and third quarters, losses were realised on forward contracts simultaneous with inventory gains. Price increases (over and above metal price changes) were implemented, and exchange rates improved income year on year. Thanks to cost savings made through tailoring production to lower demand, it was possible to largely compensate for low sales volumes in the third quarter. Thus, the volume recovery in this quarter meant that operating margin then increased to 10.8% (14.1).

## Group highlights during the reporting period

### PREVIOUS QUARTER

**Höganäs AB, LKAB and StatoilHydro conduct feasibility study for the world's most $CO_2$-neutral DRI plant**

In March, Höganäs AB, LKAB and StatoilHydro reached an agreement to conduct a feasibility study for a new ironworks outside Trondheim, Norway. This project will examine the possibility for future DRI (direct-reduced iron) production in Norway. This collaboration unites the parties' technological know-how with the benefits of LKAB's iron ore pellets, Höganäs' usage and sale of metal products as well as StatoilHydro's skills in energy generation and gas refining. The intended location of the works is close to the Tjeldbergodden industrial facility, south of Trondheim, where there are good links to existing infrastructure such as an incoming natural gas pipeline, methanol plant and harbour. One main reason for using Tjeldbergodden is that $CO_2$ emissions can be minimised by using natural gas. The ambition is to project manage the world's most $CO_2$-neutral DRI plant — an ironworks with the lowest $CO_2$ emissions technologically possible. The study is scheduled for completion in mid-2010.

## Other financial information

### FINANCIAL POSITION

The equity/assets ratio was 48.7% at the end of the period, against 42.6% at year-end 2008. Shareholders' equity per share was SEK 70.10, against SEK 69.10 at the beginning of the financial year.

Consolidated financial net debt was MSEK 1,223 at the end of the period, down MSEK 520 on year-end. The net debt/equity ratio at the end of the period was a multiple of 0.50 against 0.72 at the beginning of the financial year.

Net financial income and expenses were MSEK -20 (-29). After the redemption procedure in June 2008, which was partly financed through increased utilisation of credit facilities, interest-bearing liabilities increased. This was offset by significantly lower interest rates compared to the corresponding period of 2008.

Cash and cash equivalents were MSEK 134 against MSEK 220 at the beginning of the financial year. Un-utilised credit facilities of MSEK 1,480 are additional; of which MSEK 1,055 are confirmed credit facilities.

### CASH FLOW

Cash flow from operating activities was MSEK 726 (510). The change in working capital had a positive effect on income of MSEK 458 in the period.

Financing activities had an MSEK -613 (-311) effect on cash flow. Utilisation of confirmed credit facilities reduced by MSEK 547 in the period. A cash dividend of MSEK 104 was implemented.

### ACQUISITION

In 2009, Höganäs acquired the remaining minority of Indian subsidiary Höganäs India Ltd for MSEK 3, giving rise to goodwill of MSEK 1.

### INVESTMENTS, DEPRECIATION AND AMORTISATION

Consolidated net investments in fixed assets were MSEK 188 (294). Depreciation and amortisation of fixed assets was MSEK 219 (195).

### HUMAN RESOURCES

There were 1,434 employees at the end of the period, against 1,524 at the beginning of the year.

### SHARE CAPITAL

On 30 September 2009, Höganäs' share capital was unchanged at SEK 175,494,660, divided between a total of 35,098,932 class A and B shares, all with a quotient value of SEK 5.00 per share.

### RISKS AND UNCERTAINTY FACTORS

The group's and parent company's significant risk and uncertainty factors include business risks in the form of high exposure to the automotive industry. Considering global market conditions in the automotive industry, this risk is highly significant. Financial risks, primarily currency risks and metal price risks, are additional. No other significant risks are considered to have arisen in addition to those

reviewed in Höganäs' Annual Report 2008, with the risk management section and Note 31 offering a more detailed review of the group's and parent company's risk exposure and risk management.

## OUTLOOK

The outlook is unchanged compared to that reported in the Interim Report for the second quarter on 17 July. The very weak demand conditions in the fourth quarter 2008 and early-2009 have improved gradually from March onwards. Our judgment is that demand will continue to improve progressively, although the rate is highly uncertain. It would be reasonable for Asia and South America to be the markets where the recovery will be most apparent, led by strong domestic demand growth; in Europe, it will take longer. Progress in North America remains highly uncertain due to the prevailing uncertainty regarding the domestic automotive industry and its subcontractors. Metal prices and exchange rates are expected to remain volatile.

## PARENT COMPANY

### Net sales and earnings

Parent company net sales were MSEK 1,621 (2,741), a 41% decrease. Sales to group companies were MSEK 434 (1,198). Lower sales were due to reduced sales volumes.

Operating income in the period was MSEK 43 (280). Parent company income was negatively affected, mainly by a very substantial shortfall caused by lower sales volumes.

### Financial position

Investments in fixed assets were MSEK 46 (109). Parent company cash and cash equivalents were MSEK 17 at the end of the period, against MSEK 88 at the beginning of the financial year.

### Significant transactions with related parties

The parent company exerts a controlling influence over its subsidiaries. The supply of services and products between group companies is subject to business terms and market prices. There were MSEK 433 (1,197) of sales of goods to related parties, while purchases of goods from related parties were MSEK 95 (74). Outstanding receivables from related parties were MSEK 1,275 (1,517) at the end of the period, and liabilities to related parties were MSEK 612 (470). The parent company had guarantees of MSEK 253 (232) in favour of subsidiaries. MSEK 19 (24) of dividends were received from subsidiaries.

## NOMINATION COMMITTEE AND AGM

Pursuant to a resolution by the AGM in April, a Nomination Committee has been formed. Its members are Jenny Lindén Urnes, Lindéngruppen AB, Anders G Carlberg, Chairman of Höganäs AB, Carl-Olof By, AB Industrivärden, Henrik Didner, Didner & Gerge Fonder AB and Peter Rönström, Lannebo Fonder AB.

The AGM will be held at 3 p.m. on 26 April 2010 at HB-hallen, Höganäs, Sweden.

## ACCOUNTING PRINCIPLES

This Report has been prepared pursuant to IFRS (International Financial Reporting Standards) as endorsed by the EU Commission for adoption in the EU.

This Interim Report has been prepared pursuant to IAS 34, Interim Financial Reporting, which is consistent with the stipulations of RR 31, Interim Reporting for Groups (issued by Redovisningsrådet, the Swedish Financial Accounting Standards Council). Revised IAS 1, Presentation of Financial Statements, has been applied from 1 January 2009. This change has implications including revenue and expenses previously reported directly in equity now being reported in a separate statement directly after the Income Statement. Pursuant to IFRS 8, segment disclosures should be presented based on management's perspective. Höganäs' segment information was already based on internal reporting as provided to the company management. One consequence is that Höganäs AB's division of segments has not changed from that previously presented pursuant to IAS 14.

Otherwise, the accounting principles applied are unchanged compared to the previous year. For a review of the group's accounting principles and definitions of certain terms, the reader is referred to the Accounting Principles section of the Annual Report for 2008.

### REVIEW REPORT OF LIMITED REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Board of Directors of Höganäs AB (publ)

Corporate ID no. 556005-0121

We have conducted a limited review of the interim financial statements for Höganäs AB (publ) as of 30 September 2009 and the nine-month period that concluded on this date. The preparation and presentation of these interim financial statements pursuant to IAS 34 and the Swedish Annual Accounts Act are the responsibility of the Board of Directors and Chief Executive Officer. Our responsibility is to report our conclusions concerning these interim financial statements on the basis of our limited review.

We have conducted our limited review pursuant to the Standard for Limited Review (SÖG) 2410 "Limited review of interim financial information conducted by the company's appointed auditor". A limited review consists of making inquiries, primarily to individuals responsible for financial and accounting matters, as well as performing analytical procedures and taking other limited review measures. A limited review has a different focus and significantly less scope than an audit according to RS Auditing Standards in Sweden and generally accepted auditing practice. The review procedures undertaken in a limited review do not enable us to obtain a level of assurance where we would be aware of all important circumstances that would have been identified had an audit been conducted. Therefore, a conclusion reported on the basis of a limited review does not have the level of certainty of a conclusion reported on the basis of an audit.

Based on our limited review, no circumstances have come to our attention that would give us reason to believe that the attached interim financial statements have not been prepared pursuant to IAS 34 and the Swedish Annual Accounts Act for the group, and pursuant to the Swedish Annual Accounts Act for the parent company, in all material respects.

Alf Svensson
Authorised Public Accountant
KPMG AB

Höganäs, Sweden, 23 October 2009

### FINANCIAL INFORMATION

Year-end Report 2009, 9 February 2010
First-quarter Interim Report 2010, 21 April 2010
The Annual General Meeting will be held on 26 April 2010
The Annual Report is scheduled for publication week 15 (ending 18 April) 2010

### STREAMED PRESS CONFERENCE

Alrik Danielson, CEO and President, and Sven Lindskog, Chief Financial Officer, will present the Interim Report in a conference call at 10:30 a.m. on 23 October 2009.

The press conference will be streamed at: www.hoganas.com/Investor Relations/Conference Call. It is open to journalists, analysts and investors. Participants are welcome to call on +44 (0)207 162 0125.

Alrik Danielson
CEO and President
Höganäs AB (publ)

Höganäs, Sweden, 23 October 2009

**NB:**

This information is mandatory for Höganäs to publish pursuant to the Swedish Securities Markets Act. The information was submitted for publication at 9:00 a.m. on 23 October 2009.

**FOR MORE INFORMATION**

Please contact:

Alrik Danielson, CEO and President, +46 (0)42 33 80 00
Sven Lindskog, Chief Financial Officer, +46 (0)42 33 80 00

## Consolidated income statement

| MSEK | Third quarter 2009 | Third quarter 2008 | Accumulated 2009 | Accumulated 2008 | Last 12 months | Full year 2008 |
|---|---|---|---|---|---|---|
| Net sales | 1 193 | 1 575 | 3 207 | 4 750 | 4 560 | 6 103 |
| Cost of goods sold | -893 | -1 325 | -2 629 | -3 834 | -3 852 | -5 057 |
| **Gross profit** | **300** | **250** | **578** | **916** | **708** | **1 046** |
| Selling expenses | -50 | -53 | -163 | -155 | -227 | -219 |
| Administrative expenses | -65 | -57 | -196 | -181 | -246 | -231 |
| Research and development costs | -25 | -32 | -73 | -88 | -107 | -122 |
| Other operating income | -3 | 23 | 66 | 96 | 67 | 97 |
| Other operating expenses | -15 | 0 | -127 | -29 | -142 | -44 |
| **Operating income** | **142** | **131** | **85** | **559** | **53** | **527** |
| Financial income | 0 | -1 | 4 | 10 | 7 | 13 |
| Financial expenses | -7 | -18 | -24 | -39 | -42 | -57 |
| **Income after financial items** | **135** | **112** | **65** | **530** | **18** | **483** |
| Tax | -33 | -29 | -16 | -132 | 27 | -89 |
| **Net income** | **102** | **83** | **49** | **398** | **45** | **394** |
| **Net income attributable to:** | | | | | | |
| Parent company's shareholders | 102 | 83 | 49 | 398 | 45 | 394 |
| Minority interests | 0 | 0 | 0 | 0 | 0 | 0 |
| **Total earnings for the period** | **102** | **83** | **49** | **398** | **45** | **394** |
| **Earnings per share for the period** | | | | | | |
| Before dilution, SEK | 2,94 | 2,38 | 1,41 | 11,44 | 1,28 | 11,31 |
| After dilution, SEK | 2,94 | 2,38 | 1,41 | 11,44 | 1,28 | 11,31 |
| Average number of shares outstanding | | | | | | |
| Before dilution ('000) | 34 805 | 34 804 | 34 805 | 34 802 | 34 805 | 34 803 |
| After dilution ('000) | 34 805 | 34 804 | 34 805 | 34 804 | 34 805 | 34 805 |
| Number of treasury shares at end of period ('000) | 294 | 294 | 294 | 294 | 294 | 294 |
| Average number of treasury shares ('000) | 294 | 295 | 294 | 294 | 294 | 296 |

## Comprehensive income statement

| MSEK | Third quarter 2009 | Third quarter 2008 | Accumulated 2009 | Accumulated 2008 | Last 12 months | Full year 2008 |
|---|---|---|---|---|---|---|
| **Net income** | **102** | **83** | **49** | **398** | **45** | **394** |
| **Other comprehensive income** | | | | | | |
| Translation difference | -304 | 179 | -265 | 118 | 169 | 552 |
| Hedging of currency risk in foreign operations | 277 | -288 | 305 | -113 | -116 | -534 |
| Cash flow hedges | 59 | -79 | 164 | -27 | 11 | -180 |
| Income tax relating to components of other comprehensive income | -68 | 78 | -113 | 31 | 6 | 150 |
| **Other comprehensive income** | **66** | **-27** | **140** | **407** | **115** | **382** |
| **Earnings per share for the period** | | | | | | |
| Before dilution, SEK | 1,90 | -0,78 | 4,02 | 11,69 | 3,30 | 10,98 |
| After dilution, SEK | 1,90 | -0,78 | 4,02 | 11,69 | 3,30 | 10,98 |
| **Other comprehensive income attributable to** | | | | | | |
| Parent company shareholders | 66 | -27 | 140 | 407 | 115 | 382 |
| Minority interests | 0 | 0 | 0 | 0 | 0 | 0 |

To enable the reader to analyse changes in the company's shareholders' equity due to transactions with its equity holders (as owners) and to recognise items of the same character in the same account, in the 'new' IAS 1, a more extensive income statement, called the Comprehensive income statement, has been introduced. In addition to the traditional income statement, it also includes the profit/loss items previously reported in shareholders' equity (not transactions with owners) such as currency effects when translating foreign operations. There has also been an adjustment between translation differences and hedging risk in foreign operations for previous periods.

## Consolidated balance sheet – summary

| MSEK | 30-Sep 2009 | 30-Sep 2008 | 31-Dec 2008 |
|---|---|---|---|
| Intangible fixed assets | 275 | 190 | 206 |
| Tangible fixed assets | 2 466 | 2 446 | 2 614 |
| Financial fixed assets | 187 | 87 | 183 |
| Inventories | 1 054 | 1 559 | 1 479 |
| Short-term receivables | 898 | 1 242 | 940 |
| Liquid funds | 134 | 148 | 220 |
| **Total assets** | **5 014** | **5 672** | **5 642** |
| Shareholders' equity | 2 440 | 2 434 | 2 406 |
| Long-term interest-bearing liabilities | 1 307 | 1 614 | 1 917 |
| Other long-term liabilities | 448 | 436 | 389 |
| Current interest-bearing liabilities | 50 | 27 | 46 |
| Other current liabilities | 769 | 1 161 | 884 |
| **Total shareholders' equity and liabilities** | **5 014** | **5 672** | **5 642** |
| Pledged assets | 31 | 36 | 38 |
| Contingent liabilities | 165 | 66 | 160 |

## Changes in shareholders' equity – summary

| MSEK | 30-Sep 2009 | 30-Sep 2008 | 31-Dec 2008 |
|---|---|---|---|
| Opening balance | 2 406 | 2 766 | 2 766 |
| Other comprehensive income | 140 | 407 | 382 |
| Dividends | -104 | -218 | -218 |
| Redemption of minority share | -2 | - | - |
| Incentive programs | - | 1 | -2 |
| Redemption procedure | - | -522 | -522 |
| **Total shareholders' equity and liabilities** | 2 440 | 2 434 | 2 406 |

## Cash flow statement – summary

| MSEK | Third quarter 2009 | 2008 | Accumulated 2009 | 2008 | Last 12 months | Full year 2008 |
|---|---|---|---|---|---|---|
| Cash flow from operating activities before changes in working capital | 216 | 94 | 269 | 530 | 200 | 465 |
| Changes in working capital | 71 | 85 | 457 | -20 | 577 | 99 |
| **Cash flow from operating activities** | **287** | **179** | **726** | **510** | **777** | **564** |
| Cash flow from investments activities | -32 | -117 | -189 | -260 | -274 | -347 |
| Cash flow from financial activities | -251 | -66 | -613 | -311 | -520 | -218 |
| **Cash flow from the period** | **4** | **-4** | **-76** | **-61** | **-17** | **-1** |
| Liquid funds, operating balance | 140 | 146 | 220 | 211 | 148 | 211 |
| Exchange rate differences in liquid funds | -9 | 6 | -9 | -2 | 3 | 10 |
| **Liquid funds, closing balance** | **135** | **148** | **135** | **148** | **134** | **220** |

## Key indicators

| MSEK | Third quarter 2009 | Third quarter 2008 | Accumulated 2009 | Accumulated 2008 | Last 12 months | Full year 2008 |
|---|---|---|---|---|---|---|
| Net sales | 1 193 | 1 575 | 3 207 | 4 750 | 4 560 | 6 103 |
| Operating income | 142 | 131 | 85 | 559 | 53 | 527 |
| *Operating margin, %* | *11,9* | *8,3* | *2,7* | *11,8* | *1,2* | *8,6* |
| Capital employed | 3 797 | 4 075 | 3 795 | 4 075 | 3 797 | 4 370 |
| *Return on capital employed, % (latest 12 months)* | - | - | - | - | *1,3* | *12,8* |
| Equity | 2 440 | 2 434 | 2 440 | 2 434 | 2 440 | 2 406 |
| *Return on equity, % (latest 12 months)* | - | - | - | - | *1,8* | *15,2* |
| Financial net debt | 1 223 | 1 493 | 1 223 | 1 493 | 1 223 | 1 743 |
| Debt/equity ratio, multiple | 0,50 | 0,61 | 0,50 | 0,61 | 0,50 | 0,72 |
| Interest coverage ratio, multiple | 23,7 | 6,9 | 4,3 | 19,3 | 1,5 | 12,0 |
| **Key figures per share** [1] | | | | | | |
| Earnings per share, SEK | 2,94 | 2,38 | 1,41 | 11,44 | 1,28 | 11,31 |
| Shareholders´equity per share, SEK | 70,10 | 69,80 | 70,10 | 69,90 | 70,10 | 69,10 |
| Operating cashflow per share, SEK | 8,25 | 5,14 | 20,86 | 14,65 | 22,41 | 16,20 |

[1] Based on 34,805,132 shares (34,803,070) which correspond to the number of shares outstanding per 30 September 2009 (30 September 2008), after dilution.

## Quarterly consolidated income statement – summary

| | 2009 | | | | 2008 | | | | 2007 | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| MSEK | Q 3 | Q 2 | Q 1 | Q 4 | Q 3 | Q 2 | Q 1 | Q 4 | Q 3 | Q 2 | Q 1 |
| Net sales | 1 193 | 1 098 | 916 | 1 353 | 1 575 | 1 592 | 1 583 | 1 418 | 1 489 | 1 518 | 1 413 |
| Cost of goods sold | -893 | -890 | -846 | -1 223 | -1 325 | -1 252 | -1 257 | -1 164 | -1 254 | -1 194 | -1 112 |
| **Gross profit** | **300** | **208** | **70** | **130** | **250** | **340** | **326** | **254** | **235** | **324** | **301** |
| Selling- and administrative expenses | -115 | -126 | -118 | -114 | -110 | -116 | -110 | -101 | -113 | -113 | -108 |
| Research and development costs | -25 | -25 | -23 | -34 | -32 | -30 | -26 | -35 | -21 | -31 | -31 |
| Other operating income and expenses | -18 | -3 | -40 | -14 | 23 | 38 | 6 | 14 | 11 | -5 | 26 |
| **Operating income** | 142 | 54 | -111 | -32 | 131 | 232 | 196 | 132 | 112 | 175 | 188 |
| Net financial income and expenses | -7 | -5 | -8 | -15 | -19 | -5 | -5 | -7 | -7 | -15 | -16 |
| **Income before tax** | 135 | 49 | -119 | -47 | 112 | 227 | 191 | 125 | 105 | 160 | 172 |
| **Net income** | **102** | **37** | **-90** | **-4** | **83** | **170** | **146** | **108** | **78** | **119** | **126** |

## Parent company income statement

| MSEK | Third quarter 2009 | Third quarter 2008 | Accumulated 2009 | Accumulated 2008 | Last 12 months | Full year 2008 |
|---|---|---|---|---|---|---|
| Net sales | 621 | 895 | 1 621 | 2 741 | 2 266 | 3 386 |
| Cost of goods sold | -505 | -761 | -1 307 | -2 279 | -1 840 | -2 812 |
| **Gross profit** | **116** | **134** | **314** | **462** | **426** | **574** |
| Selling expenses | -28 | -26 | -78 | -82 | -117 | -121 |
| Administrative expenses | -31 | -24 | -91 | -86 | -120 | -116 |
| Research and development costs | -25 | -29 | -69 | -84 | -108 | -123 |
| Other operating income and expenses | -18 | 22 | -33 | 70 | -48 | 56 |
| **Operating income** | **14** | **77** | **43** | **280** | **33** | **270** |
| Earnings on shares in group companies | 0 | 4 | 19 | 24 | 19 | 24 |
| Financial income and expenses, net | 45 | -7 | 37 | 2 | 6 | -29 |
| **Income after financial items** | **59** | **74** | **99** | **306** | **58** | **265** |
| Appropriations | - | - | - | - | 102 | 102 |
| **Earnings before tax** | **59** | **74** | **99** | **306** | **160** | **367** |
| Tax | -15 | -19 | -25 | -71 | -53 | -99 |
| **Net income** | **44** | **55** | **74** | **235** | **107** | **268** |
| Depreciation for the period | 41 | 36 | 110 | 109 | 145 | 144 |

## Parent company balance sheet – summary

| MSEK | 30-Sep 2009 | 30-Sep 2008 | 31-Dec 2008 |
|---|---|---|---|
| Intangible fixed assets | 102 | 22 | 22 |
| Tangible fixed assets | 1 195 | 1 241 | 1 264 |
| Financial fixed assets | 2 103 | 2 207 | 2 443 |
| Inventories | 466 | 557 | 550 |
| Short-term receivables | 526 | 739 | 481 |
| Liquid funds | 17 | 30 | 88 |
| **Total assets** | **4 409** | **4 796** | **4 848** |
| Shareholders' equity | 977 | 1 068 | 889 |
| Untaxes reserves | 910 | 1 012 | 910 |
| Long-term interest-bearing liabilities | 1 319 | 1 465 | 1 822 |
| Other long-term liabilities | 610 | 488 | 598 |
| Other current liabilities | 593 | 763 | 629 |
| **Total shareholders' equity and liabilities** | **4 409** | **4 796** | **4 848** |
| Pledged assets | 10 | 10 | 10 |
| Contingent liabilities | 417 | 297 | 438 |

## Changes in shareholders' equity – summary

| MSEK | 30-Sep 2009 | 30-Sep 2008 | 31-Dec 2008 |
|---|---|---|---|
| Opening balance | 889 | 1 590 | 1 590 |
| Change in hedging provision | 118 | -18 | -155 |
| Group contribution paid/received, net | - | - | -72 |
| Net income | 74 | 235 | 268 |
| Dividends | -104 | -218 | -218 |
| Redemption procedure | - | -522 | -522 |
| Incentive program | - | 1 | -2 |
| **Total shareholders' equity and liabilities** | **977** | **1 068** | **889** |